UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                -------------

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*




                  PUREPAC, INC. (formerly Moleculon, Inc.)
                  ----------------------------------------
                             (Name of Issuer)


                   Common Stock (par value $.01 per share)
                  ----------------------------------------
                       (Title of Class of Securities)


                                 608551107
                                 ---------
                              (CUSIP Number)


                          William R. Griffith, Esq.
                      c/o Parker Duryee Rosoff & Haft
                             529 Fifth Avenue
                         New York, New York 10017
                              (212) 599-0500
                      --------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               August 9, 1995
                               --------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 608551107                                       Page 2 of 17 Pages
-------------------                                       ------------------


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Faulding Holdings Inc. (formerly Faulding U.S.A. Inc.)
        Fed. Emp. ID No. 52-1597982



2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a) / /
                                                                     (b) / /


3.      SEC USE ONLY:



4.      SOURCE OF FUNDS*:

        WO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /



6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

--------------
             | 7.  SOLE VOTING POWER:
 NUMBER OF   |
             |     6,839,980
  SHARES     |
             |
BENEFICIALLY | 8.  SHARED VOTING POWER:
             |
 OWNED BY    |     None
             |
   EACH      |
             | 9.  SOLE DISPOSITIVE POWER:
 REPORTING   |
             |     6,839,980
  PERSON     |
             |
   WITH      | 10. SHARED DISPOSITIVE POWER:
             |
--------------     None


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        11,845,108 (which figure contemplates the then issued and outstanding shares of Common Stock of Issuer being 17,586,351). Reference is made to Item 5 hereof.


12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        67.35


14.     TYPE OF REPORTING PERSON*:

        CO.



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 608551107                                       Page 3 of 17 Pages
-------------------                                       ------------------


Note: Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format
          Schedule 13D restates the entire text of the
          Schedule 13D.



Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Purepac, Inc., (formerly "Moleculon, Inc."), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is:

                        200 Elmora Avenue
                        Elizabeth, New Jersey   07207


Item 2.   Identity and Background.

          (a)-(c): This statement is filed on behalf of Faulding Holdings Inc. (formerly Faulding U.S.A. Inc.), a Delaware corporation (the "Purchaser"). Its address is:

                  c/o United Corporate Services
                  15 East North Street
                  Dover, Delaware   19901

          The principal activity of the Purchaser is its investment in the Issuer.

          The Purchaser is a wholly-owned subsidiary of F.H. Faulding & Co. Limited (the "Parent"), a leading Australian pharmaceutical manufacturer and distributor, the principal activities of which are the manufacture and wholesale of pharmaceutical, household and allied products.

          Set forth below is the name, business address and information relating to the present principal occupation or employment of the executive officers and directors of the Purchaser and the Parent.


                     Executive Officers and Directors of
                          Faulding Holdings Limited


      Title                               Name
---------------------         ------------------------------
Director, Chief               Michael R.D. Ashton
Executive Officer,            200 Elmora Avenue
Chairman of the Board         Elizabeth, New Jersey   07207

CUSIP No. 608551107                                       Page 4 of 17 Pages
-------------------                                       ------------------


Director, Secretary           William R. Griffith
                              529 Fifth Avenue - 8th Floor
                              New York, New York   10017

Director                      Edward D. Tweddell
                              160 Greenhill Road
                              Parkside, South Australia   5063



                     Executive Officers and Directors of
                         F.H. Faulding & Co. Limited


Director, Chairman            Alan G. McGregor

Director, Group               Edward D. Tweddell
 Managing Director

Director                      Rodney McNeil

Director                      Richard H. Fidock

Director                      Richard H. Allert

Director                      Peter C. Farrell

Director                      Robert W. Piper

Director                      John E. Jefferis

Chief Financial Executive,    Geoffrey M. Pritchard
Company Secretary

Group Human Resources         Steven J. McCallum
Manager

General Manager,              Robert J. Weeks
Group Information Services


          The business address for all of the above Executive Officers and Directors of the Parent is:

                      160 Greenhill Road
                      Parkside
                      South Australia   5063

          (d)-(f): During the past five years, neither the Purchaser nor the Parent nor any of the individuals described above

CUSIP No. 608551107                                       Page 5 of 17 Pages
-------------------                                       ------------------



(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          Each of the individuals is a citizen of Australia, with the exception of William R. Griffith, who is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.


Initial Acquisition
-------------------

          In September 1987 through December 1988, the Purchaser utilized its general corporate funds, in part advanced to it by the Parent, to pay $9,703,042 for the acquisition of an aggregate of 3,514,551 shares of the Issuer's Common Stock from Arthur Obermayer, formerly the Chief Executive Officer and a principal stockholder of the Issuer ("Obermayer") and his affiliate, Moleculon Research Company (herein collectively referred to as the "Obermayer Group"), as more fully described in Item 5 hereof.

          The Purchaser also utilized its general corporate funds to purchase from the Issuer 834,188 shares of the Issuer's Class A Preferred Stock at a price of $29.34 per share, for an aggregate purchase price of $24,475,076.


Put/Call Agreement
------------------

          On December 20, 1988, the Purchaser also utilized its general corporate funds, in part advanced to it by the Parent, to pay $393,300 to acquire an option pursuant to which the Purchaser could elect, within a twenty-month period which commenced on December 20, 1988 (as such period under certain circumstances could be extended), or to be required, during the final thirty days of such period, to purchase up to an aggregate of 2,069,600 shares of the Issuer's Common Stock from the Obermayer Group. To secure its obligations, the Purchaser obtained an Irrevocable Transferable Letter of Credit in the maximum amount of $2,801,824.


Distribution Agreement
----------------------

          The Parent and Kalipharma, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer which has subsequently been renamed "Purepac Pharmaceutical Co." ("Issuer's Subsidiary"), entered into a certain distribution agreement dated July 6, 1990

CUSIP No. 608551107                                       Page 6 of 17 Pages
-------------------                                       ------------------



(the "Distribution Agreement") which, among other matters, provided for appointment of Issuer's Subsidiary as exclusive distributor of a pharmaceutical product of the Parent within the United States. The Distribution Agreement also required Issuer's Subsidiary to pay to the Parent a one-time fee of $200,000 with respect to such appointment. The Distribution Agreement granted to the Parent, in lieu of such fee, the right to have the Purchaser receive an immediately exercisable option to acquire such number of shares of the Issuer's Common Stock having a market value in the aggregate of $200,000. In calculating such amount, the shares were valued at the average of the price of the Issuer's Common Stock during the 30-day period preceding July 6, 1990 (the "Distribution Agreement Option").

          The Option was exercised by the Parent and on September
11, 1991, a total of 152,381 shares of the Issuer's Common Stock were issued to the Purchaser which reflected an average price per share, calculated in the manner recited above, of $1-5/16.


Put/Call Stock
--------------

          As stated and more fully described above, with respect to an event occurring December 20, 1988, the Purchaser was also a party to a certain Put/Call Agreement. The Put/Call Agreement provided, among other things, that at certain times and under certain circumstances, the Purchaser could elect, or the Obermayer Group could require the Purchaser, to purchase from the Obermayer Group up to an aggregate of 2,069,600 of the Shares of the Issuer's Common Stock held by it.

          The Put/Call Agreement was amended in several non-material respects by a First Amendment to the Put/Call Agreement dated as of June 15, 1990 by and among the Purchaser and the Obermayer Group.
On August 22, 1990, the Purchaser purchased an aggregate of 2,069,600 shares of the Issuer's Common Stock (the "Put/Call Stock") from the Obermayer Group under the Put/Call Agreement, as amended, for $1.0846 per share, an aggregate of $2,244,688. The Purchaser paid this sum out of its general corporate funds after they were advanced to it by the Parent. On such date, the market price of the Issuer's Common Stock, as reported by the National Quotation Bureau, was $2-3/4 per share.


Stock Dividend
--------------

          As reported above, the Purchaser owns of record and beneficially, among other securities of the Issuer, 834,188 shares of the Issuer's Class A Preferred Stock (the "Preferred Stock"). As to dividends that are to be paid on the Preferred Stock, the Issuer's Certificate of Incorporation, as amended, provides at
Section 1.3, in pertinent part:

CUSIP No. 608551107                                       Page 7 of 17 Pages
-------------------                                       ------------------



          "if any dividend on any share shall not be paid at the time such dividend shall become due, at the option of the Company, such dividend may be paid at any time . . . [in] shares of common stock of the Corporation . ."

          From December 31, 1989, an aggregate of $2,713,370 of dividends in respect of the Preferred Stock had accrued, but had not been paid as of February 14, 1991. On February 14, 1991, the Board of Directors of the Issuer unanimously authorized payment of $2,000,000 of such accrued but unpaid dividends through the issuance of 1,103,448 shares of Common Stock of the Issuer (the "Stock Dividend"). The shares representing the Stock Dividend were issued on February 22, 1991.

          The shares representing the Stock Dividend were priced at $1.8125 per share, in accordance with the formula set forth in Sections 1.5 and 1.6 of the Issuer's Certificate of Incorporation, as amended, which provides that shares issued in lieu of a cash dividend shall be valued at the average of the closing bid and asked prices for such shares reported by the National Association of Securities Dealers Automated Quotation System for the twenty
(20) consecutive trading days commencing five (5) trading days preceding the date on which such dividend is declared.

          The Purchaser's acquisition of the Stock Dividend did not involve the expenditure by Purchaser of any funds or other consideration.


Letter of Intent
----------------

          On August 9, 1995, the Purchaser and the Issuer entered into a Letter of Intent, a copy of which is filed as an exhibit to this Schedule (the "Letter of Intent"), which contemplates the consummation of a transaction between the Purchaser and the Issuer (the "Acquisition Transaction") whereby the Issuer will acquire from the Purchaser all of the outstanding capital shares of each of the Acquired Companies (as defined in Item 6 hereof) in exchange for the Share Purchase Price (as hereinafter defined). The Letter of Intent also contemplates the contemporaneous acquisition by the Purchaser of 150,000 shares of a newly designated class of preferred stock of the Issuer, more fully described below (the "Class B Preferred Stock"), for an aggregate purchase price of $15,000,000.

          It is presently contemplated that the purchase price (the "Share Purchase Price") for the shares of the Acquired Companies will be 2,253,521 shares of the Issuer's Common Stock, subject to adjustment as a result of changes in the net asset value of the Acquired Companies from June 30, 1995 through the closing date.

CUSIP No. 608551107                                       Page 8 of 17 Pages
-------------------                                       ------------------


          The $15 million aggregate purchase price of the 150,000 shares of the Issuer's Class B Preferred Stock will be payable in full on the closing date in cash by the Purchaser to the Issuer against the issuance of such shares. The Class B Preferred Stock will accrue dividends at the rate of 4.5% per annum, have a liquidation preference of $100 per share, plus the amount of any accrued but unpaid dividends, and be convertible after the first anniversary of issuance, at the ratio of 10.433 for one, into shares of the Issuer's Common Stock.

          The Purchaser anticipates that it will use its general corporate funds, which will be advanced to it by the Parent, to acquire the Class B Preferred Stock if and when such acquisition is consummated. It is currently anticipated that the Acquisition Transaction will be consummated on or about December 31, 1995.


Item 4.  Purpose of Transaction.

          The Purchaser entered into the Letter of Intent as a result of its belief that the Acquired Companies and the Issuer (in which the Purchaser already has a substantial ownership interest) would independently and as a group benefit from joint ownership under the Issuer's corporate structure, due to their complementary product lines, the Issuer's existing infrastructure and the effects of diversification and efficiencies of scale. The Purchaser continues to seek to hold its current security holdings in the Issuer, as well as the additional securities to be acquired as a result of the proposed Acquisition Transaction, for investment purposes.

          The Purchaser intends to review, from time to time, its position with respect to the Issuer and may depending upon circumstances then existing, including its evaluation of the Issuer's business, assets, operations, general economic conditions, prevailing market prices for the Issuer's Common Stock and Class A and Class B Preferred Stock and other factors, determine to increase, decrease or dispose of its ownership of the Issuer's Common Stock in open market, privately negotiated transactions, or otherwise, or propose possible ways to attain increased profitability of the Issuer, the restructuring of the Issuer's operations or any extraordinary corporate transaction.

          Except as described above and in Item 6 hereinafter, the Purchaser does not have and, to the best of the Purchaser's knowledge, none of the Purchaser's officers or directors has, any present intention which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraor-dinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)

CUSIP No. 608551107                                       Page 9 of 17 Pages
-------------------                                       ------------------


a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any actions similar to any of those enumerated above. The Purchaser, however reserves the right to change its intention with respect to any of the foregoing.


Item 5.   Interest in Securities of the Issuer.

          (a) The number of issued and outstanding shares of Common Stock of the Issuer is 12,581,223 (as last reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995). The aggregate number and percentage of the class of securities identified in Item 1 hereof beneficially owned by each person named in Item 2 as of the date hereof is as follows:

          (i) Purchaser owns 6,839,980 shares of Common Stock as of the date hereof, which shares comprise 54.4% of the Issuer's issued and outstanding Common Stock. This percentage assumes that the number of issued and outstanding shares of the Issuer's Common Stock is not increased subsequent to the date hereof and does not take into account the consummation of the Acquisition Transaction.

          (ii) As described in Item 1 above, the Purchaser may increase its beneficial ownership of the Issuer's Common Stock, by conversion of the Issuer's Class A Preferred Stock that is currently held by the Purchaser, to approximately 67.35%. This percentage assumes that the number of issued and outstanding shares of the Issuer's Common Stock is not increased subsequent to the date hereof, other than by the issuance of shares as set forth in this Item 5a(ii) and does not take into account the consummation of the Acquisition Transaction. Assuming such consummation and subsequent conversion of both the Class A and B Preferred Stock, the Purchaser's ownership would increase to 73.18% of the Issuer's then issued and outstanding shares of Common Stock.

          (b) The Purchaser owns and has the sole power to vote, direct the voting of, dispose of and direct the disposition of

CUSIP No. 608551107                                       Page 10 of 17 Pages
-------------------                                       -------------------


6,839,980 shares of Common Stock as of the date hereof. These shares comprise 54.4% of the Issuer's issued and outstanding Common Stock.

          (c) Except as otherwise disclosed herein, the Purchaser is not aware of any transaction in the Common Stock of the Issuer during the past sixty days by any persons named in Item 2 above.

          (d)  None.

          (e)  Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

          On August 9, 1995, the Purchaser and the Issuer entered into the Letter of Intent providing for the Purchaser (a) to exchange all of the capital stock of each of Faulding Puerto Rico, Inc., a Delaware corporation, Faulding Pharmaceutical Co., a Delaware corporation, and Faulding Medical Device Co., a Delaware corporation, each a wholly-owned subsidiary of the Purchaser (collectively, the "Acquired Companies"), for 2,253,521 shares of the Issuer's Common Stock, subject to adjustment as a result in changes in the net asset value of the Acquired Companies from June 30, 1995 through the closing date (the "Share Exchange"), and (b) to purchase on the closing date of the Share Exchange for an aggregate purchase price of $15 million, 150,000 shares of a newly designated Class B Preferred Stock, the principal characteristics of which are set forth in Item 3 of this Schedule.

          The transactions are subject to a number of conditions, including, without limitation, the execution of definitive documentation, the approval of the Registrant's stockholders and other conditions listed in the letter of intent, a copy of which is filed as an exhibit to this Schedule. It is currently anticipated that a closing will occur on or about December 31, 1995.


Item 7.   Material to be Filed as Exhibits.

                                                  Sequential
     Exhibit            Description               Page Number
     ---------      --------------------          -------------
     Exhibit 1      Letter of Intent              Page 12 of 17
                    dated August 9, 1995
                    between the Issuer
                    and Purchaser

CUSIP No. 608551107                                       Page 11 of 17 Pages
-------------------                                       -------------------


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 17, 1995


                              FAULDING HOLDINGS INC.
                              (formerly Faulding U.S.A. Inc.)



                         By:  /s/Michael R.D. Ashton
                              ----------------------
                              Michael R. D. Ashton
                              Chairman and Chief Executive Officer

CUSIP No. 608551107                                       Page 12 of 17 Pages
-------------------                                       -------------------



                                                          EXHIBIT 1

CUSIP No. 608551107                                       Page 13 of 17 Pages
-------------------                                       -------------------


                           FAULDING HOLDINGS INC.


                              August 9, 1995


Purepac, Inc.
200 Elmora Avenue
Elizabeth, New Jersey 07207
Attention: Richard Moldin, Chief Executive Officer

Gentlemen:

     The purpose of this Letter of Intent is to set forth in principle the terms of:

     (i ) a proposed acquisition by Purepac, Inc., a Delaware corporation ("Purepac"), of all of the issued and outstanding capital shares of the following Delaware corporations (collectively, the "Faulding Companies"), each of which is a wholly owned subsidiary of Faulding Holdings Inc., a Delaware corporation ("Holdings"):

          (A)  Faulding Puerto Rico, Inc.,

          (B) Faulding Pharmaceutical Co. (formerly Faulding Hospital Products, Inc.),

          (C)  Faulding Medical Device Co. (formerly DBL Inc.); and

     (ii) the proposed sale by Purepac to Holdings of a newly designated class of preferred stock of Purepac.

     1. Terms of Transaction. Our current understanding of the proposed terms of such acquisition of the Faulding Companies and the issuance and sale of such preferred stock (collectively, the "Transaction") is set forth in the Memorandum annexed hereto as Exhibit A (the "Memorandum").

     2. Definitive Agreement. Our signatures on this Letter of Intent will constitute our mutual consent hereto and to the outline contained in the Memorandum. Following the signing of this Letter of Intent, we will complete negotiation of a definitive stock purchase agreement and a definitive preferred stock agreement (collectively, the "Definitive Agreements") and any other collateral agreements necessary and proper to effectuate the Transaction.


     3. Exclusivity. Neither party will negotiate with any third parties concerning the subject matter of the Transaction, or any part thereof, at any time prior to 5:00 p.m. Eastern Standard Time on September 30, 1995, it being understood that the parties will use good faith efforts to execute the Definitive Agreements prior to such date. If Holdings and Purepac are

CUSIP No. 608551107                                       Page 14 of 17 Pages
-------------------                                       -------------------


unable to negotiate and execute the Definitive Agreements by the end of such period, either party, for any reason whatever, may terminate negotiations by written notice to the other parties, addressed to the address of such parties set forth herein. Notwithstanding the foregoing, following termination, neither party will have any continuing liability to the others hereunder, except for breaches occurring under Paragraphs 3, 4, 5, 6 and 8 hereunder.

     4. Limitation on Publicity. Purepac and Holdings will consult with each other before issuing any press release or otherwise making any public statements with respect to the Transaction and the matters contemplated hereby and none of them shall issue any such press release or make any such public statement without the prior consent of the other as to the content thereof, except as may be required by law.

     5. Expenses. Each of the parties hereto shall pay its own expenses incident to the Transaction and the matters contemplated hereby, including all fees of their respective attorneys, brokers or finders or financial advisers, whether or not the Transaction shall be consummated.

     6. Additional Information. Subsequent to the execution of this Letter of Intent, and in connection with the negotiation and preparation of the Definitive Agreements and related documents, Purepac shall have the right to continue to undertake a thorough and complete "due diligence" examination of the Faulding Companies. In connection therewith, Holdings shall continue to make available to Purepac all information relating to the Faulding Companies which Purepac may reasonably request. All non-public information so furnished by Holdings shall be held by Purepac in strict confidence.

     7. Notices. Any notice or other communication to be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, postage prepaid, return receipt requested, as follows:

          If to Holdings, to:

          Faulding Holdings Inc.
          c/o  Faulding Inc.
          274 Riverside Drive
          Westport, Connecticut 06880
          Attention: Michael R. D. Ashton
                    Chief Executive Officer

          With a copy to:

          F. H. Faulding & Co. Limited
          160 Greenhill Road
          Parkside, South Australia 5063
          Attention: Company Secretary

CUSIP No. 608551107                                       Page 15 of 17 Pages
-------------------                                       -------------------


          If to Purepac:

          Purepac, Inc.
          200 Elmora Avenue
          Elizabeth, New Jersey 07207
          Attention: Richard F. Moldin, Chief Executive Officer

     8. Intent of Parties. The agreements set forth in Paragraphs 3, 4, 5, 6 and 8 of this Letter of Intent shall be binding legal obligations of the parties hereto. The remaining portions of this Letter of Intent and the Memorandum are intended only as guidelines for the future negotiation of binding enforceable agreements and are not intended to and shall not constitute a binding legal obligation, which shall only arise upon the execution and delivery of the Definitive Agreements. While the concepts expressed in the Memorandum represent the mutual understanding of the parties to date, it is not intended that the specific language of those provisions shall not be negotiable, and the specific terms of the Definitive Agreements are finally subject to the mutual approval of all parties thereto. Nevertheless, this Letter of Intent and the Memorandum have been entered into in good faith and it is contemplated that the parties will continue to negotiate in good faith. This Letter of Intent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed solely within such State.

     If the foregoing accurately reflects your understanding, please execute where indicated below and return to the undersigned.

                                   Very truly yours,

                                   Faulding Holdings Inc.


                               By: /s/Michael R.D. Ashton
                                   ----------------------
                                   Michael R. D. Ashton
                                   Chief Executive Officer



Agreed and Accepted:
Purepac, Inc.

By: /s/Richard F. Moldin
    --------------------
    Richard F. Moldin
    Chief Executive Officer

CUSIP No. 608551107                                       Page 16 of 17 Pages
-------------------                                       -------------------


                                 EXHIBIT A
                                 ---------
                                    to
                             Letter of Intent
                               Purepac, Inc
                          Faulding Holdings Inc.

               MEMORANDUM OF PROVISIONS OF DEFINITIVE AGREEMENTS
               -------------------------------------------------

     The following is an outline of the provisions intended to be included in the Definitive Agreements. Defined terms in this Memorandum shall have the meanings ascribed in the Letter of Intent except as otherwise provided in this Memorandum.

     1.   The Transaction. At the closing (the "Closing") of the Transaction:

          (a) Purepac will acquire from Holdings all of the issued and outstanding shares of the capital stock of each of the Faulding Companies.

          (b) Holdings will purchase from Purepac for an aggregate of Fifteen Million Dollars ($15,000,000) One Hundred Fifty Thousand (150,000) shares of New Preferred Stock.

          It is anticipated that the Closing will occur on December 31, 1995.

     2. Preferred Stock. As used herein, the term " New Preferred Stock" shall mean a newly designated class of preferred stock of Purepac with rights and preferences substantially similar to the Class A Preferred Stock of Purepac, except that such New Preferred Stock:

          (a) shall have a stated and liquidation value of One Hundred Dollars ($100) per share,

          (b) shall bear dividends, cumulatively, at the rate of 4.5% per annum of the stated value, to be paid quarterly, and

          (c) at the option of the holder thereof, shall be convertible into shares of the common stock of Purepac, at a conversion rate bearing a premium of 8% over the share closing price described in paragraph 3 below.

     3.   Purchase Price.

          (a) The purchase price (the " Share Purchase Price") for the shares of the Faulding Companies shall be Twenty Million Dollars ($20,000,000), subject to adjustment at Closing for any variation in the Net Asset Value (excluding tax loss carryforwards) of the Faulding



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CUSIP No. 608551107                                       Page 17 of 17 Pages
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          Companies between June 30, 1995 and the Closing Date. As of June 30,
          1995, such estimated Net Asset Value (excluding tax loss carryforwards) is Seventeen Million Seven Hundred Thousand
          Dollars ($17,700,000). The Share Purchase Price shall be payable to Holdings at Closing by delivery of shares of the common stock of Purepac, valued at $8.875 per share, which represents the closing price of the common stock of Purepac as reported on the NASDAQ National Market at the close of business on the date of this Letter of Intent. Such shares shall not be registered under the Securities Act of 1933, as amended, provided, however, that Holdings shall be granted the right to request such registration, at Purepac's expense, at any time after one year following the issuance of such shares.

          (b) The purchase price for each share of the New Preferred Stock shall be the stated value thereof and shall be payable in full in cash by Holdings to Purepac against the issuance of such shares to Holdings at the Closing.

     4.   Additional Provisions.   The Stock Purchase Agreement, the
Preferred Stock Agreement, and all collateral documents shall contain, among other things, such terms, covenants, representations, warranties, disclosure provisions, conditions to Closing and indemnification provisions as are customary for a transaction of this size and type and as shall be negotiated and agreed upon between the parties, including, without limitation, the following conditions to Closing:

          (a) there shall be no material changes in the assets, business or financial condition of the Faulding Companies between the date of execution of the Definitive Agreements and Closing, without the consent of Purchaser;

          (b) all material and necessary approvals and consents of governmental authorities and other third parties to the transaction shall have been obtained;

          (c) the stockholders of Purepac, at a meeting of such stockholders to be held not later than January 6, 1996, shall have consented to and approved the Transaction in all material respects;

          (d) unless waived by Australian Stock Exchange Ltd., the stockholders of F.H. Faulding & Co. Limited, an Australian company, the sole stockholder of Holdings, prior to January 6, 1996, shall have consented to and approved the Transaction in all material respects; and

          (e) as of the date of Closing, all intercompany loans or other indebtedness of the Faulding Companies to Holdings shall have been converted by Holdings to equity in the Faulding Companies and there shall be no outstanding debt due and owing by any of the Faulding Companies to Holdings or any affiliate of Holdings.